March 13, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore

Re:         SSI Investments II Limited

            Form 10-K for the Fiscal Year Ended January 31, 2012

            Filed April 30, 2012

            File No. 333-169857

Ladies and Gentlemen:

On behalf of SSI Investments II Limited (the “Company”), I am writing in response to comments contained in the letter dated February 28, 2013 (the “Letter”) from Patrick Gilmore of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.

We note your response to prior comment 2 and it is unclear to us why you believe that the current discussion based on “Combined” results is appropriate and that providing a supplemental discussion of pro forma financial information would not be more meaningful. Although we understand that pro forma information prepared under Article 11 is not required, it is inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11. We would also note that labeling the “Combined” presentation as “non-GAAP” is also not appropriate as we believe that a non-GAAP income statement conveys undue prominence to a statement based on non-GAAP information. Please see Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please confirm that you will remove this presentation in your Form 10-K for the fiscal year ended January 31, 2013. Also, please tell us your consideration of including a discussion based on pro forma information in the 2013 10-K. Please also confirm that you will include a discussion based on historical results as this discussion is required by Item 303 of Regulation S-K. In this regard, we note that any supplemental discussions should not be presented with greater prominence to the discussion of historical results required by Item 303 of Regulation S-K.

Response:  The Company confirms that it will remove the “Combined” results presentation from its Annual Report on Form 10-K for the fiscal year ended January 31, 2013.  The Company determined not to include a discussion on pro-forma financial information because the Company does not believe that such a presentation would be useful to investors due to the fact that the Predecessor operations were consistent with the Company’s operations following the transaction and, as a result, the impact of the transaction, including merger and integration expenses, amortization from the Company’s basis in intangible assets and interest expense from acquisition related debt financing were readily apparent from the Predecessor company financial statements. The Company confirms that it will include a discussion based on historical results in its Annual

Report on Form 10-K for the fiscal year ended January 31, 2013 as required by Item 303 of Regulation S-K and any supplemental discussions of financial results will not be given greater prominence than such discussion of historical results.

Consolidated Financial Statements

(8) Shareholders’ Equity

(b) Share-Based Compensation, page F-24

2.	We note your response to prior comment 2 and have the following additional questions regarding your service based vesting options:

•

Please tell us whether these service based vesting options, as disclosed on page 6 of your Form 10-Q for the quarter ended October 31, 2012, are subject to only service based vesting conditions. In this regard, it would appear based on your disclosures in the Form 10-Q that these options are vested once the services are rendered and contain no other vesting conditions.

Response: Service based vesting options contain no other explicit vesting conditions and as such, become exercisable by the option holder (hereafter the “Optionee”) when the requisite service conditions to SSILuxCo II S.A., an indirect parent company of the Company, or one of its subsidiaries, have been satisfied. However, any vested options exercised are subject to repurchase rights as discussed below.

•

Please clarify when the company has the right to repurchase the shares. Your response to prior comment 2 indicates that the repurchase rights may be exercised “up to six months following the date of the termination and expires on the earlier of a change of control or completion of an initial public offering.” In this regard, it is unclear to us what you mean by “a period of up to six months.”

Response: All option awards, rights and conditions were granted under the SSILuxCo II S.A. 2010 Equity Incentive Plan (hereafter “the 2010 Plan”) a copy of which is attached as Exhibit 1.  Under the 2010 Plan, SSILuxCo II, S.A. has issued two forms of award certificates to employees, the Senior Executive Non-Statutory Stock Option Certificate (hereafter the “Executive Certificate”), a copy of which is attached as Exhibit 2 and the Manager Non-Statutory Stock Option Certificate (hereafter the “Manager Certificate”), a copy of which is attached as Exhibit 3.  All such options and the related shares issuable upon exercise of the options are subject to certain repurchase rights in favor of the Company under Section 5 of the Management Stockholders Agreement (hereafter “the Agreement”),  a copy of which is attached as Exhibit 4.

In accordance with Section 5 of the Agreement, the Company has the right but not the obligation, to repurchase shares issued upon exercise of an option if the employment of the Optionee is terminated for any reason.  This repurchase right expires upon the earlier to occur of the closing of a change of control transaction or initial public offering (IPO) (these terms are defined in the Agreement) and represents an additional required service period which extends until a change of control or an IPO.  If the Company exercises its repurchase right, it must do so in accordance with Section 5.1.1 of the Agreement within 180 days of the date of the Optionee’s termination of employment (or in the case of shares held for less than 180 days at such time, during a period of 180 days following such time as such shares have been held for at least 180 days following the exercise of the option). This allows the Company through the exercise of the repurchase right to avoid purchasing immature shares.

•

Please clarify which circumstances result in the repurchase occurring at the lower of the original exercise price paid or the fair value and those that are repurchased at fair value. As part of your response please explain to us what the “other circumstances” would include.

Response: The circumstances for repurchase rights are included under Section 5 of the Agreement.  In accordance with the terms of Section 5.1.2 of the Agreement, the following circumstances that would result in the repurchase occurring at the lower of the original exercise price or fair value as defined in the Agreement are:

▪	Termination of employment by the Optionee without Good Reason.
▪	Termination of employment by the Company for Cause.

The circumstances that would result in the repurchase occurring at fair value as defined in the Agreement are:

▪	Termination of employment by the Optionee due to death or disability.
▪	Termination of employment by the Company without Cause.
▪	Termination of employment by the Optionee for Good Reason.

Cause is defined in Exhibit A of the Plan and any determination to terminate an employee for Cause is within the control of the Company and not the Optionee.  Good Reason is defined under section 9.1 of the Agreement to include (in the absence of an employment agreement setting forth a different definition of Good Reason applicable to such employee) (i). the assignment of duties to Optionee inconsistent with Optionee’s position; (ii). a material reduction in Optionee’s annual base salary; or (iii). a relocation of Optionee’s principal place of Employment by more than 50 miles, except for required travel on business to an extent substantially consistent with the Optionee’s business travel obligations.  All of the aforementioned is within the control of the Company and not the Optionee.

In addition to the aforementioned, the definition of Retirement, which is solely defined in Section 11 of the Executive Certificate, states that for avoidance of doubt, if an (Executive) Optionee terminates Employment due to Retirement, such Optionee shall be treated, for purposes of Section 5.1.2 of the Agreement, as if the Optionee had resigned for Good Reason.   The accounting impact related to the concept of Retirement is discussed in our response under the Executive Certificates section below.

•

Please tell us why your accounting discussion in paragraph 3 of your response is limited to circumstances where the resignation is without good reason. In this regard, please tell us whether this accounting applies just to these circumstances or to all options with repurchase rights. If the accounting described in paragraph 3 is limited to resignation without good reason please explain your accounting for all other circumstances.

Response: The Company considered all of the repurchase rights held in the event of an employee termination and limited the discussion in the original response to the repurchase rights in the event of resignation without Good Reason at the lower of cost or fair value because it was the basis for concluding that options which became exercisable on service based vesting percentages were subject to an additional required service period that extends until a change of control or an IPO. Any shares exercised from these option agreements are restricted and the holder would need approval from the Company to sell or transfer shares.  Any shares transferred will continue to be subject to the repurchase rights under the Agreement. These restrictions would only lapse upon change of control or an IPO. Proceeds from the exercise of these options would be recorded as a restricted stock liability for accounting purposes.

In explaining our other accounting circumstances, we have segregated our response between the Manager Certificates and the Executive Certificates due to the differences in our accounting conclusions for each.

Manager Certificates

Termination by the Optionee without Good Reason - The repurchase right, in the event of resignation without Good Reason, is treated for accounting purposes as an implied service period which lapses on a change of control or an IPO. The Company’s view is that the Optionee would not be substantively vested for accounting purposes until an IPO occurred. Any shares acquired from the exercises of options while the repurchase right is still active would be treated similar to an early exercise of an unvested stock option with a performance condition. This view was reached in consideration of Issue 33 of Emerging Issues Task Force Issue 00-23 (although superseded by ASC 718, Issue 33 provides analogous guidance that generally is consistent with ASC 718-10-55-31.) The required service period effectively extends until a change of control or IPO.  As a change of control or an IPO is not probable none of the shares would be earned by the employees prior to a change of control or an IPO because they are subject to repurchase at the lower of cost or fair value. Accordingly, no compensation expense has been recognized currently for these options.  If the repurchase right lapses on the achievement of a change of control or an IPO prior to a resignation without Good Reason, compensation expense measured at the date of grant would be recognized.  If the Optionee resigns without Good Reason while the repurchase right is active and the Company does not exercise such right, the failure to exercise the call would represent a modification to accelerate vesting  and compensation expense would be remeasured and recorded based upon the then current fair value of the options.

Termination of employment by the Company for Cause - The other termination event which would give the Company the right to repurchase shares at the lower of cost or fair value is a termination for Cause. That repurchase right is dependent upon the occurrence of a specific event that the Company concluded is not currently probable.,  If an employee is terminated for cause no expense would be recorded as all options or shares would be forfeited.

Termination of employment by the Optionee due to death or disability - With respect to repurchase rights held by the Company at fair value due to death or disability, the Company concluded that those termination events did not require the recognition of expense for options awarded under the 2010 Plan because such termination events were not probable of occurrence. If a death or disability occurs, compensation expense measured at that date will be recorded as a death or disability benefit.

Termination of employment by the Company without Cause – or Termination of employment by the Optionee for Good Reason .With respect to repurchase rights held by the Company at fair value due to termination of employment by the Company without Cause, the Company concluded that those termination events did not require the recognition of expense for options awarded under the 2010 Plan because such termination events were not probable of occurrence and are within the Company’s control  If a termination by the Company without Cause or termination by the Optionee for Good Reason becomes probable, compensation expense measured at that date will be recorded as a severance benefit.

The Company believes that the substance of the award is that the employees only receive a benefit at the time of a change of control or an IPO.  The award contains both an explicit service period and an implicit service period that extends until a change of control or an IPO.  At the end of the explicit service period even if the option is exercised it is like an early exercise of an option which requires a change of control or an IPO to be realized by the employee. As a change of control or an IPO is not probable, none of the shares would be earned by the employees prior to a change of control or an IPO.  These represents implied service conditions.  As a result the Company will record compensation expense at the time of a change of control or IPO.  If one of the termination events with repurchase rights at fair value becomes probable, prior to a change of control or IPO, the Company will record compensation expense as a modification of the award.

Executive Certificates

Executive Certificates are subject to the same accounting treatment as the Management Certificates discussed above, however, the Executive Certificates include an additional provision regarding Retirement as referenced in the preceding response.  During the course of responding to the Staff’s comments on this topic, the Company reevaluated its conclusions regarding the treatment of the repurchase right in connection with a Retirement under the Executive Certificates, which permits an (Executive) Optionee to terminate employment upon reaching a specified age and to treat such termination of employment, for purposes of the application of the repurchase right, as a termination by the Optionee for Good Reason.  Because these Optionees are not subject to the Company’s repurchase right at the lower of cost or fair value upon a termination that qualifies as a Retirement, the Company believes that the service period is through retirement age and is probable of occurrence. These option holders do not have to provide service through a change of control or an IPO to earn their awards as the Manager Certificate holders do. The Company has determined that it should have recognized stock based compensation expense for these Optionees based upon an implicit service period commencing with the date of grant and ending on their earliest date of Retirement eligibility.

Evaluation of the Error

The Company evaluated the foregoing stock compensation expense amount within the context of SAB Topic 1.M Materiality. Included in this analysis are other known immaterial out of period differences.

The Company considered the users of its financial statements, which include management and its Board of Directors, its private equity investors and its debt holders.  The Company believes that the primary financial metrics used by each of these financial statement users are revenue and Adjusted EBITDA, as defined in the Company’s credit agreement.  The Company uses Adjusted EBITDA as an alternative means for assessing the Company’s results of operations and in connection with executive compensation decisions and believes that it may also provide useful information to the Company’s investors and the Company’s other financial statement users.  In addition, certain covenants in the Company’s credit agreement are based on non-GAAP financial measures, such as Adjusted EBITDA, and evaluating and presenting these measures allows the Company and its investors to assess the Company’s compliance with the covenants in the Company’s credit agreement and the Company’s ability to meet its future debt service, capital expenditures and working capital requirements. The Company evaluated both quantitative and qualitative measures and concluded that the impact of recording the cumulative adjustment relating to the foregoing stock compensation expense and other out of period adjustments in its fiscal 2013 financial statements is not material.  The following table for the 2011 and 2012 periods identifies the quantitative impact of these adjustments on the Company’s previously reported revenue, net income and Adjusted EBITDA in 2011 and 2012, as if all adjustments were included in the respective year. The 2013 table compares recording the adjustments in the appropriate periods with the effect of recording the correction of the cumulative error in 2013:

	(Successor)
(000s)	Stub Period
	5/26/10 - 1/31/11	FY12
Revenue, As Reported	$149,673	$329,129
Other Immaterial adjustments	$-	$(424)
Revenue, As Adjusted	$149,673	$328,705
% Change	0.00%	-0.13%

Net Loss, As Reported	$119,090	$100,147
Other Immaterial adjustments, net of tax	$941	$58
Stock compensation, net of tax	$1,871	$5,080
Net Loss, As Adjusted	$121,902	$105,285
% Change	2.36%	5.13%

Adjusted EBITDA	$115,464	$130,065
Other Immaterial adjustments	$(350)	$(2)
Adjusted EBITDA, As Revised	$115,114	$130,063
% Change	-0.30%	0.00%

		Impact of
	Impact of	cumulative
	adjustments	unrecorded
	being recorded	adjustments
	in the	recorded in
(000s)	respective years	current year
	FY13*	FY13*
Revenue	$380,373	$379,949
% Difference		0.11%

Net Loss	$90,312	$97,412
% Difference		-7.86%

Adjusted EBITDA	$151,067	$150,715
% Difference		0.23%

* Preliminary

In addition, the Company notes that the aforementioned stock compensation expense and other immaterial out of period differences:

a)	do not alter any earnings trend previously presented by the Company, as the Company has incurred substantial net losses in all periods, and does not materially increase any of such net losses;
b)	do not impact segment or other trend information;
c)	do not have an impact on the Company’s debt compliance or alter the outcome of any prior executive compensation determination in any of the three periods presented above;
d)	do not result in a failure to meet analyst consensus expectations;
e)	do not change income to loss or loss into income; and
f)	do not conceal an unlawful act

The Company will record the cumulative amount of expense in the statement of operations and disclose in the footnotes to the financial statements the correction which it concluded should have been taken for periods prior to its fiscal year ended January 31, 2013 into its results of operations for such fiscal year then ended and the Company will include in its results of operations for all subsequent periods, such incremental expense amount, as appropriate.

•

Please provide us with a copy of the applicable stock option agreement. Alternatively, please tell us where such agreement has already been filed. If the stock option agreement has not been previously filed please tell us why.

Response: The 2010 Plan, a copy of an Executive Certificate, a copy of a Manager Certificate and the Agreement are attached as Exhibits 1,  2, 3 and  4, respectively.  None of these documents have been filed with the Securities and Exchange Commission by the Company because the Company is not a party to any of these documents (instead, they are all documents of the Company’s indirect parent company, SSILuxco II S.A.) and the Company does not believe that any of the foregoing documents are material to an investor in the Company’s 11.125% Senior Notes due 2018 or are otherwise required to be filed as exhibits to the Company’s period reports under the Securities Exchange Act of 1934, as amended.